SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Chipotle Market Grill, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

May 1, 2024

At the Chipotle Mexican Grill, Inc. (NYSE: CMG) Annual Meeting on June 6, please vote FOR Proposal 6 requesting that the board commission a third-party health and safety audit.

Dear Chipotle shareholders,

We urge you to support Proposal 6: Proposal Requesting an Audit of Safety Practices, which requests that the Board of Directors of Chipotle Mexican Grill, Inc (“the Company”) commission an independent third-party audit on the impact of the Company’s policies and practices on the safety and well-being of workers. A report of the audit, prepared at reasonable cost and omitting proprietary information, should be made available on the Company's website.

A third-party audit would allow Chipotle to:

•	Improve Board oversight of legal and reputational risks related to health and safety issues; and,
•	Address business risks stemming from workplace health and safety issues.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are Chipotle shareholders.

Failure to properly oversee worker health and safety may expose Chipotle and its shareholders to legal and reputational risks.

Over the past few years, Chipotle has been the subject of numerous media stories alleging exposure of Chipotle workers to workplace violence. These incidents threaten Chipotle’s long-term shareholder value by leaving the Company open to legal and reputational risks. In its opposition statement, the Company states that an independent third-party audit of its policies and practices on the safety and well-being of its employees is unnecessary because it already “has an effective safety and security program and is committed to the safety and security” of its employees. However, as investors, we are concerned about the effectiveness of these policies and procedures. Since we filed our proposal, new reports on incidences of Chipotle worker’ exposure to violence have emerged.

In December, security footage from a Chipotle location in Maryland showed two customers arguing with a Chipotle worker before throwing food and a chair at her. The two customers are being charged with second-degree assault.1 In a separate incident at a South Carolina Chipotle, a worker was attacked by two customers while leaving the restaurant after previously being involved in an argument with them over an extra charge for extra protein. The customers were charged with assault, as well as first and second-degree battery, while the worker suffered from back pain resulting from the assault.2

In February, a fight involving Chipotle workers broke out and was caught on camera. This incident reportedly occurred weeks after Chipotle management had been informed of animosity between workers and no action was taken. The family of one employee involved has retained a lawyer and is exploring the possibility of legal action.3

Chipotle previously paid a $400,000 settlement to three former workers after facing a lawsuit filed by the U.S. Equal Employment Opportunity Commission for failing to protect the workers from sexual harassment.

In addition to the legal risks that these incidents expose Chipotle and its shareholders to, these incidents may expose the Company to reputational risks. In a poll by the National Consumers League, 59% of respondents said that “it is very important to them personally that the products they buy are not made under unfair, overly harsh, and dangerous working conditions.”4

An independent third-party audit on the impact of Chipotle’s health and safety policies and practices will allow the Company to limit exposure to business risks linked to unsafe work environments.

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1 FOX 5 DC Digital Team. “Customers Throw Chairs, Food at Chipotle Staff in Maryland.” FOX 10 Phoenix, 13 Dec. 2023, www.fox10phoenix.com/news/customers-throw-chairs-food-at-chipotle-staff-in-maryland.

2 McPolin, Sean. “Chipotle Worker Savagely Attacked for Telling Customers Extra Chicken Costs More.” The Mirror US, 30 Dec. 2023, www.themirror.com/news/us-news/chipotle-worker-savagely-attacked-two-261801.

3 Fox, Andy. “Video: Fight Breaks out inside Chesapeake Chipotle, Several Charged.” WAVY.Com, 13 Feb. 2024, www.wavy.com/news/local-news/chesapeake/teens-face-charges-after-fight-inside-a-chipotle-in-chesapeake/.

4 National Consumer League. “Survey Says Consumers Willing to Sacrifice for Humane Factories – National Consumers League.” National Consumers League, 19 Apr. 2012, www.nclnet.org/survey_says_consumers_willing_to_sacrifice_for_humane_factories/.

Failing to provide workers with a safe workplace and effectively manage its workforce presents risks to Chipotle. A safe and healthy working environment is a fundamental right at work recognized under the core labor standards of the International Labour Organization.5 In addition, the U.S. Occupational Safety and Health Administration states, “However it manifests itself, workplace violence is a major concern for employers and employees nationwide.” 6 While the Company’s Opposition Statement lists the various policies and procedures that the Company implements to address worker health and safety issues, the numerous and repeated media reports of worker exposure to workplace violence lead us to believe that there are gaps in the Company’s existing practices. An independent third-party audit would provide investors with the information necessary to assess the efficacy of Chipotle’s responses and strategies to mitigate the risks posed by these gaps.

Failure to address health and safety issues at Chipotle restaurants can lead to the Company facing difficulty in fulfilling its commitment to “developing and retaining diverse talent.” Potential workers operating in a tight labor market may opt to seek employment opportunities at companies with better reputations for providing safe workplaces. An inability to retain a talented workforce would threaten the Company’s strong promote-from-within culture which is vital in ensuring that restaurant leadership is fully in-tune with Chipotle’s mission and values. In addition to the difficulty in retaining talent, Chipotle’s failure to address health and safety concerns may lead to difficulty in attracting the talent necessary to reach the Company’s aggressive short and long-term growth goals.7 The Company discusses its recruiting challenges in the Opposition Statement with its mention of the now closed Augusta, Maine location. This location underwent a period of understaffing, which can expose workers to dangerous working conditions, and ultimately closed due to an inability to meet staffing requirements. A 2022 UCLA labor Center report on working conditions during the Covid-19 pandemic raised workers’ safety concerns related to understaffing ranging from too many added responsibilities to more vulnerability to security concerns on the night shift to not being able to take proper break times.8 Staffing will likely play a key role in Chipotle’s growth plans. Chipotle’s strong 2023 results were driven by a record number of store openings.9 If Chipotle wants to continue this growth in 2024 and eventually reach its long-term growth goal of 7,000 restaurants in North America, it will need to ensure that it addresses workplace health and safety concerns, and is able to propose an attractive employment opportunity to the talented workers that will be vital in allowing Chipotle to “cultivate a better world.” 10

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5 International Labour Organization. “Resolution on the Inclusion of a Safe and Healthy Working Environment in the ILO’s Framework of  Fundamental Principles and Rights at Work.” International Labour Organization, 10 June 2022, www.ilo.org/wcmsp5/groups/public/---ed_norm/---relconf/documents/meetingdocument/wcms_848632.pdf.

6 Occupational Safety and Health Administration. “Workplace Violence.” Occupational Safety and Health Administration, www.osha.gov/workplace-violence.

7 “Chipotle Pulls Back the Foil to Attract Talent in Latest Hiring Push.” Chipotle News Releases, Chipotle Mexican Grill, Inc., 29 Aug. 2023, www.ir.chipotle.com/2023-08-29-CHIPOTLE-PULLS-BACK-THE-FOIL-TO-ATTRACT-TALENT-IN-LATEST-HIRING-PUSH.

8 Justie, Brian, et al. “Fast-Food Frontline: Covid-19 and Working Conditions in Los Angeles.” UCLA Labor Center, Jan. 2022, www.labor.ucla.edu/publications/fast-food-frontline-covid-19-and-working-conditions-in-los-angeles/.

9 “Chipotle Announces Fourth Quarter And Full Year 2023 Results.” Chipotle News Releases, Chipotle Mexican Grill, Inc., 6 Feb. 2024, www.ir.chipotle.com/2024-02-06-CHIPOTLE-ANNOUNCES-FOURTH-QUARTER-AND-FULL-YEAR-2023-RESULTS.

10 “Learn about Our Values, Jobs and Careers at Chipotle Restaurant.” Learn About Chipotle Restaurant and Explore Our Jobs and Careers, Chipotle Mexican Grill, Inc, www.jobs.chipotle.com/values.

Conclusion

We believe that an independent third-party audit of the impact of Chipotle’s policies and practices on the health and well-being of its workers would allow the Company to identify potential risks and solutions that its current policies and procedures may not address. To protect the long-term value of shareholders and ensure that the Company continues its current path of growth, it is vital that proper oversight measures are put in place to guarantee the health and well-being of Chipotle’s talented and diverse workforce. We believe the information gleaned from this type of audit will provide valuable input for the Board’s and Company’s oversight of employee health and safety.

The SOC Investment Group urges you to vote FOR Proposal 6 at Chipotle’s AGM on June 6th.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Chipotle’s instructions.